

Mail Stop 3030

April 6, 2009

Via U.S. Mail

Kevin P. March
Chief Financial Officer
Texas Instruments, Inc.
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

> **Re:** **Texas Instruments, Inc.**
> **Form 10-K for the Year Ended December 31, 2008**
> **Filed February 24, 2009**
> **File No. 001-03761**

Dear Mr. March:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief